EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2011	2010	2009	2008	2007
EARNINGS
Pretax income	$284,406	$254,454	$214,221	$202,376	$255,626
Add: Distributed income from affiliates	11,676	17,123	5,563	7,632	8,435
Add: Fixed charges	64,341	58,352	60,591	72,964	79,950
Amortization of capitalized interest	2,341	2,303	2,301	2,161	2,245

Total Earnings	362,764	332,232	282,676	285,133	346,256

Less: Capitalized interest	(3,113)	(3,817)	(2,899)	(1,917)	(2,916)

Adjusted Earnings	$359,651	$328,415	$279,777	$283,216	$343,340

FIXED CHARGES
Interest expense	$41,832	$37,413	$40,992	$53,401	$61,440
Capitalized interest	3,113	3,817	2,899	1,917	2,916
Portion of rents representative of the interest factor	19,396	17,122	16,700	17,646	15,594

Total Fixed Charges	$64,341	$58,352	$60,591	$72,964	$79,950

Ratio of Earnings to Fixed Charges	5.59	5.63	4.62	3.88	4.29